UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Scanner Technologies Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80603Q 10 5

(CUSIP Number)

Elaine E. Beaty

14505 21st Avenue N., #220

Minneapolis, MN  55447

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80603Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elaine E. Beaty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,354,416 shares (includes 670,782 shares which may be purchased upon exercise of a currently exercisable warrant)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,354,416 shares (includes 670,782 shares which may be purchased upon exercise of a currently exercisable warrant)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,354,416 shares (includes 670,782 shares which may be purchased upon exercise of a currently exercisable warrant)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Does not include 2,683,634 shares and a warrant to purchase 670,782 shares held by reporting person’s spouse, as to all of which reporting person disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Scanner Technologies Corporation (formerly Southwest Capital Corporation) (the “Issuer”) 14505 21st Avenue N., #220 Minneapolis, Minnesota 55447

Item 2.	Identity and Background
(a)	Name: Elaine E. Beaty
(b)	Residence or business address:	14505 21st Avenue N., #220 Minneapolis, Minnesota 55447
(c)	Principal occupation:	Secretary of Scanner Technologies Corporation, 14505 21st Avenue N., #220 Minneapolis, Minnesota 55447
(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding.
(e)

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the merger (the “Merger”) of Scanner Technologies Corporation, a Minnesota corporation (“Scanner”) with and into the Issuer effective July 31, 2002, 2,538,915 shares of Scanner’s common stock owned by the reporting person immediately prior to the Merger were converted into the right to receive 2,683,634 shares and a warrant to purchase 670,782 shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction

The shares of the Issuer’s common stock and warrants were acquired by the reporting person for investment purposes.  Upon effectiveness of the Merger, the reporting person became Corporate Secretary and an employee of the Issuer and, along with members of her family,  became a major shareholder of the Issuer.  In such capacities, the reporting person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting person may make additional purchases of common stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options and warrants currently held or subsequently acquired by her, depending on her evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to her general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the reporting person may decide in the future to sell all or part of her investments in the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer

The reporting person beneficially owns an aggregate of 3,354,416 shares of common stock of the Issuer, representing 31.4% of the shares of common stock that would be outstanding assuming exercise of the warrant held by her.  Such amount does not include 3,354,416 shares and a warrant to purchase 670,782 shares held by the reporting person’s spouse, as to all of which the reporting person disclaims beneficial ownership.  Of the shares beneficially owned by the reporting person, 3,354,416 are held directly by the reporting person and 670,782 are obtainable upon exercise of a warrant which is currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.  The reporting person has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by her.  Except as described in Item 3 above, the reporting person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2002.
Date
/s/ Elaine E. Beaty
Signature
Elaine E. Beaty
Name/Title